August 27, 2024

Gavin B. Brandon
Chief Financial Officer
Orion Office REIT Inc.
2398 E. Camelback Road, Suite 1060
Phoenix, AZ 85016

       Re: Orion Office REIT Inc.
           Form 10-K for the Fiscal Year ended December 31, 2023
           File No. 001-40873
Dear Gavin B. Brandon:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction